

April 15, 2021

Malcolm Wilson
Chief Executive Officer
GXO Logistics, Inc.
Five American Lane
Greenwich, CT 6831

> **Re: GXO Logistics, Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted March 19, 2021**
> **CIK No. 0001852244**

Dear Mr. Wilson :

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10

Unaudited Pro Forma Condensed Combined Statements of Operations, page 48

1. Please expand your disclosure to present historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02-(a)(9)(i) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

2. You frequently cite multiple factors as contributing to changes in your operating results. When multiple factors materially contribute to a change in your results please

quantify the impact of each factor and the underlying reasons for the changes in your operating results. Please also discuss and analyze your financial condition and material changes in your financial condition. Refer to Item 303(a) of Regulation S-K.

3.   Within your results of operations, you disclose changes in revenues year over year attributable to growth or decline in revenues from your European or North American businesses and/or the impact of foreign currency impacts. You provide additional detail in the XPO Logistics fourth quarter / full year earnings release and earnings call transcript regarding logistics data from your European and North American operations. Please include additional details in your MD&A discussion of the impact of the results from each subdivision of the business where necessary to an understanding of your subdivisions and of the registrant as a whole. See Item 303(b) of Regulation S-K.

Notes to Combined Financial Statements
2. Basis of Presentation and Significant Accounting Policies
Segment Reporting, page F-12

4.   You aggregate two operating segments into a single reporting segment. Tell us the two operating segments identified and the basis for such identification under ASC 280-10-50-1 through 50-9. Please also tell us how the aggregation criteria in ASC 280-10-50-11 are met.

5.   Please disclose revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Viktor Sapezhnikov